SEC File No. 82-4364

ROLY INTERNATIONAL HOLDINGS LTD.
(incorporated in Bermuda with limited liability)

1 April 2003

BY AIRMAIL

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs

ROLY INTERNATIONAL HOLDINGS LTD.

- Notices of Cessation of Substantial Shareholding
- Notice of Substantial Shareholding
- Notice of Changes in Substantial Shareholder's Interests

Please be advised that the attached announcements regarding the above matters were submitted to the Singapore Exchange Securities Trading Limited on 31 March.2003.

Should you have any queries, please do not hesitate to contact the undersigned at Tel: (852) 3112 3091 or Fax: (852) 3110 1228 or email to brenda.cheung@roly.com .

Yours faithfully
For and on behalf of
Roly International Holdings Ltd.

Brenda Cheung
Company Secretary

Encl.

dlw 4/14

MASNET No. 108 OF 31.03.2003
Announcement No. 108

ROLY INTERNATIONAL HOLDINGS LTD

Notice Of Cessation Of Substantial Shareholding

Name of substantial shareholder:	Arisaig Partners (BVI) Ltd Arisaig Asian Small Companies Fund
Date of notice to company:	28/03/2003
Date of change of interest:	27/03/2003
Name of registered holder:	Raffles Nominees (Pte) Ltd
Circumstance(s) giving rise to the interest: **Please specify details:**	Others Transfer of interest to Arisaig Asia Fund

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	35,316,000
% of issued share capital:	9.04
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$0.24
No. of shares held before the transaction:	35,316,000
% of issued share capital:	9.04
No. of shares held after the transaction:	0
% of issued share capital:	0

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	0	35,316,000
% of issued share capital:	0	9.04
No. of shares held after the transaction:	0	0
% of issued share capital:	0	0
Total shares:	0	0

Submitted by CHEUNG Hoi Yin, Brenda, Company Secretary on 31/03/2003 to the SGX

ROLY INTERNATIONAL HOLDINGS LTD

Notice Of Substantial Shareholding

Name of substantial shareholder:	Arisaig Partners (BVI) Ltd Arisaig Asia Fund
Date of notice to company:	28/03/2003
Date of change of interest:	27/03/2003
Name of registered holder:	Raffles Nominees (Pte) Ltd
Circumstance(s) giving rise to the interest:	Others
Please specify details:	Transfer of interest from Arisaig Asian Small Companies Fund

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	35,316,000
% of issued share capital:	9.04
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$0.24
No. of shares held before the transaction:	0
% of issued share capital:	0
No. of shares held after the transaction:	35,316,000
% of issued share capital:	9.04

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	0	0
% of issued share capital:	0	0
No. of shares held after the transaction:	0	35,316,000
% of issued share capital:	0	9.04
Total shares:	0	35,316,000

Submitted by CHEUNG Hoi Yin, Brenda, Company Secretary on 31/03/2003 to the SGX

MASNET No. 114 OF 31.03.2003
Announcement No. 114

ROLY INTERNATIONAL HOLDINGS LTD

Notice Of Cessation Of Substantial Shareholding

Name of substantial shareholder:	Arisaig Partners (BVI) Ltd Arisaig Asia Fund
Date of notice to company:	28/03/2003
Date of change of interest:	27/03/2003
Name of registered holder:	Raffles Nominees (Pte) Ltd
Circumstance(s) giving rise to the interest: **Please specify details:**	Others Transfer of interest to Arisaig Greater China Fund

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	35,316,000
% of issued share capital:	9.04
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$0.24
No. of shares held before the transaction:	35,316,000
% of issued share capital:	9.04
No. of shares held after the transaction:	0
% of issued share capital:	0

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	0	35,316,000
% of issued share capital:	0	9.04
No. of shares held after the transaction:	0	0
% of issued share capital:	0	0
Total shares:	0	0

Submitted by CHEUNG Hoi Yin, Brenda, Company Secretary on 31/03/2003 to the SGX

MASNET No. 117 OF 31.03.2003
Announcement No. 117

ROLY INTERNATIONAL HOLDINGS LTD

Notice Of Changes In Substantial Shareholder's Interests

Name of substantial shareholder:	Arisaig Partners (Mauritius) Ltd Arisaig Greater China Fund
Date of notice to company:	28/03/2003
Date of change of interest:	27/03/2003
Name of registered holder:	Raffles Nominees (Pte) Ltd
Circumstance(s) giving rise to the interest: **Please specify details:**	Others Transfer of interest from Arisaig Asia Fund

Information relating to shares held in the name of the registered holder: -

No. of shares which are the subject of the transaction:	35,316,000
% of issued share capital:	9.04
Amount of consideration (excluding brokerage and stamp duties) per share paid or received:	S$0.24
No. of shares held before the transaction:	33,316,000
% of issued share capital:	8.52
No. of shares held after the transaction:	68,632,000
% of issued share capital:	17.56

Holdings of Substantial Shareholder, including direct and deemed interest: -

	Deemed	Direct
No. of shares held before the transaction:	0	33,316,000
% of issued share capital:	0	8.52
No. of shares held after the transaction:	0	68,632,000
% of issued share capital:	0	17.56
Total shares:	0	68,632,000

Submitted by CHEUNG Hoi Yin, Brenda, Company Secretary on 31/03/2003 to the SGX